AB 3/4

08026554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail
Mail Processing
Section
FEB 28 2008
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, 26th Floor
(No. and Street)

New York, (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mara D. Stempler (212) 603-7521
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/11/08

REPORT PURSUANT TO RULE 17a-5(d) AND CFTC REGULATION 1.16 AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

BURNHAM SECURITIES INC.

December 31, 2007

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Burnham Securities Inc.

We have audited the accompanying statement of financial condition of Burnham Securities Inc. (the "Company") as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burnham Securities Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 21, 2008

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Burnham Securities Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$ 56,637
Due from broker	433,181
Commissions receivable	364,806
Securities owned, at fair value	5,718,433
Other assets, net	431,511
	$7,004,568

LIABILITIES, SUBORDINATED LIABILITY AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 309,879
Accounts payable and accrued expenses	595,647
	905,526
Subordinated liability	300,000
	1,205,526
Stockholder's equity	
Common stock, par value $.01; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	4,670,095
Retained earnings	1,128,937
Total stockholder's equity	5,799,042
	$7,004,568

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF OPERATIONS

Year ended December 31, 2007

Income	
Commissions	$ 8,850,278
Investment banking fees	2,603,166
Concession and distribution fees	1,001,488
Research fees	582,599
Interest and dividends	778,246
Gains on principal transactions, net	5,070,720
Total income	18,886,497
Expenses	
Employee compensation and benefits	5,604,554
Commissions	4,053,998
Execution, clearance and distribution	1,825,677
Rent and occupancy costs	1,474,467
Communications and technology	622,010
Depreciation and amortization	229,786
Office maintenance	190,854
Insurance	158,384
Travel and entertainment	151,987
Office supplies and services	139,199
Professional fees	80,790
Advertising and promotions	74,443
Regulatory fees	66,199
Other expenses	106,569
Total expenses	14,778,917
NET INCOME	$ 4,107,580

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2007

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
Balance - January 1, 2007	$10	$4,670,095	$(2,978,643)	$1,691,462
Net income	-	-	4,107,580	4,107,580
Balance - December 31, 2007	$10	$4,670,095	$ 1,128,937	$5,799,042

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

Year ended December 31, 2007

Subordinated liability - January 1, 2007	$300,000
Subordinated liability - December 31, 2007	$300,000

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2007

Cash flows from operating activities	
Net income	$ 4,107,580
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	229,786
(Increase) decrease in operating assets	
Due from broker	964,037
Commissions receivable	(120,331)
Securities owned, at fair value	(5,196,098)
Deferred commissions	37,263
Other assets	74,726
Decrease in operating liabilities	
Commissions payable	(1,791)
Accounts payable and accrued expenses	(113,128)
Net cash used in operating activities	(17,956)
Cash flows from investing activities	
Purchase of furniture and fixtures	(53,168)
Net cash used in investing activities	(53,168)
NET DECREASE IN CASH	(71,124)
Cash at beginning of year	127,761
Cash at end of year	$ 56,637
Supplementary cash flow information:	
Cash paid during the year for	
Interest	$ 44,189

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A - NATURE OF BUSINESS

Burnham Securities Inc. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the National Futures Association ("NFA"). All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker. The Company's customers are located in various regions throughout the United States. The Company participates in various syndicates and underwritings. The Company is wholly owned by Burnham Financial Group Inc. (the "Parent"). The Parent is a holding company that owns an affiliated investment advisor, Burnham Asset Management Corporation ("BAM").

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Accounting*

The financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America.

2. *Securities Transactions*

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Realized gains are determined using the specific identification method. Commission income and expenses from customer transactions are recorded on a trade-date basis. Unrealized gains and losses are reflected in income for securities owned and securities sold but not yet purchased. Securities owned and securities sold but not yet purchased are stated at quoted market values with the unrealized gains or losses reflected in income, unless securities are restricted. Investments which are listed on a national securities exchange or the NASDAQ national market are valued at their last sales price. Investments which are not listed are valued at their last closing "bid" price if held "long" by the Company and last closing "asked" price if sold "short" by the Company. Investments not listed on an exchange or for which market quotations cannot be obtained are presented at estimated fair value as determined by management of the Company. Restricted securities are valued at market less an adjustment to reflect a discount for the restricted holding period. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the values reflected on the statement of financial condition. Interest income and expense are recorded on an accrual basis. Dividend income is recognized on the ex-dividend date.

Syndicate, investment banking and other fees are recorded at the time the related transactions are completed and the income is reasonably determinable and assured of collection.

NOTE B (continued)

3. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. *Advertising and Promotions*

Advertising and promotion costs are expensed as incurred.

5. *Exemption from Rule 15c3-3*

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

6. *Recent Accounting Pronouncements*

In September 2006, Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact the adoption of SFAS No. 157 will have on the Company's financial statement disclosures.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. On February 1, 2008, the FASB decided to defer the effective date of FIN 48, for eligible nonpublic enterprises and to require those enterprises to adopt FIN 48 for annual periods beginning after December 15, 2007. Management is currently evaluating the impact the adoption of FIN 48 will have on the Company's financial statement disclosures.

NOTE C - TRANSACTIONS WITH BROKERS AND DEALERS

The clearing, settlement and custody for the Company's customer and proprietary security transactions are performed by its clearing broker pursuant to a clearing agreement.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. Valuation allowances are recorded for any uncollateralized customer obligations doubtful of collection. As of December 31, 2007, no valuation allowance was required.

NOTE D - SECURITIES OWNED AT FAIR VALUE

Securities owned at fair value include common stock in a Chinese real estate developer which the Company received in exchange for exercising warrants. It began trading on the NYSE in December 2007. The fair value of the position is $4,954,000 at December 31, 2007, after applying a 15% discount to reflect a restricted holding period of approximately six months. Additionally, the Company recognized an unrealized gain of $4,926,000 in gain on principal transactions, net, related to the investment.

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$175,395
Furniture and fixtures	126,650
Leasehold improvements	20,569
	322,614
Less accumulated depreciation and amortization	219,451
	$103,163

NOTE F - INCOME TAXES

The Company elected to qualify as an S Corporation under the Internal Revenue Code, and is included in the Parent's combined tax return, which also includes BAM. The shareholders of the Parent are responsible for their proportionate share of Federal income taxes. Therefore, no provision for Federal income taxes has been provided in these financial statements. For accounting purposes, the Company is allocated state and local taxes pro rata based upon its contribution of taxable income to the combined group. Under an informal tax sharing arrangement, no tax benefit is allocated to group members with cumulative net operating losses.

NOTE G - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had net capital of $684,137, which exceeded its requirement of $100,000 by $584,137.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE H - RELATED PARTY TRANSACTIONS

The Company and BAM share certain expenses primarily for office space and shared personnel. The Company recorded $1,474,467 and $5,604,554 for its share of the rent and shared personnel expenses, respectively. Additionally, the Company effects portfolio transactions for certain accounts managed by such affiliate. Income related to these accounts amounted to $2,263,686.

The Company has a subordinated loan outstanding from its affiliate in the amount of $300,000. The Company recorded $19,500 in interest on this loan during the year. Included in accounts payable and accrued expenses on the statement of financial condition is approximately $3,250 representing interest payable on this loan at December 31, 2007. Carrying value for this loan approximates fair value based upon the market rate of interest.

NOTE H (continued)

This subordinated loan agreement with BAM is approved by the FINRA and is thus available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company received $129,485 in commissions for trade executions from Burnham Investors Trust. As distributor of the Trust, the Company received $190,396 in sales loads and $775,320 in distribution fees.

NOTE I - COMMITMENTS

The Company leases office space under noncancelable operating leases through March 31, 2010 for its branch offices. Future minimum lease payments under the noncancelable operating leases are as follows at December 31:

Year ending December 31,	Amount
2008	$140,726
2009	82,242
2010	10,308
2011	-
Thereafter	-
	$233,276

During 2007, the Company incurred rent expense of $1,161,523, of which $1,059,098 was allocated from an affiliate for shared office space, as discussed in Note H.

SUPPLEMENTARY INFORMATION

Burnham Securities Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Stockholder's equity per statement of financial condition	$ 5,799,042
Additions	
Subordinated liabilities	300,000
Nonallowable assets	
Other	(5,360,075)
Net capital before haircuts	738,967
Haircuts on securities	(54,831)
Net capital	$ 684,136
Aggregate indebtedness	
Commissions payable, net	$ 309,879
Accounts payable and accrued expenses	595,647
	$ 905,526
Ratio of aggregate indebtedness to net capital	1.32 to 1
Minimum capital required - the greater of 6-2/3% of aggregate indebtedness of $905,526 or $100,000	$ 100,000
Excess of net capital over minimum requirement	$ 584,136

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing of December 31, 2007.

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 AND CFTC REGULATION 1.16

BURNHAM SECURITIES INC.

December 31, 2007

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

To the Stockholder of
Burnham Securities Inc.

In planning and performing our audit of the financial statements of Burnham Securities Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry accounts for customers or perform custodial functions relating to customer funds or securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a 5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 21, 2008

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

END